SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                       ROTARY POWER INTERNATIONAL, INC.
                      -----------------------------------
                               (Name of Issuer)

                    Common Stock Par Value $0.01 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   77866R101
                               -----------------
                                (CUSIP Number)

                                 Frank Simola
                            9408 Meadowbrook Avenue
                            Philadelphia, PA  19118
                                (215) 248-2836
                         ----------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 24, 1996
                            ----------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item (1); and (2) has filed no amendment subsequent thereto reporting ownership of five percent or less or such class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's intial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 77866R101

                               Page 1 of 3 Pages

CUSIP NO.  77866R101  13D                    Page 2 of 3 Pages

1) Name of Reporting Person or S.S. or I.R.S. Identification No. of the Above Person.

     INTERNATIONAL CRYOGENIC SYSTEMS CORPORATION
     I.R.S. EIN 23-258270

2)   Check the appropriate box if a member of a group
     (a)  [   ]
     (b)  [   ]


3)   SEC use only.

4)   Source of Funds.

     Working Capital of  International Cryogenic Systems Corporation

5) Check if Disclosure of Legal Proceedings is Required Purusant to Items 2(d) or 2(e)

     Inapplicable

6)   Citizenship or Place of Organization.   Nevada


Number of                (7) Sole Voting Power              2,000,000
Shares
Beneficially             (8) Shared Voting Power            -0-
Owned by
each                     (9) Sole Dispositive Power         2,000,000
Reporting
Person with              (10) Shared Dispositive Power      -0-

11)  Aggregate Amount Beneficially Owned by each Reporting Person.    2,000,000

12) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

13)  Percent of class represented by amount in row 9.  33%

14)  Type of Reporting Person.  (See Instructions)  CO

Item 1.   Security and  Issuer:

          Common Stock, par value $0.01 per share
          ROTARY POWER INTERNATIONAL, INC.
          P.O. Box 128/One Passaic Street
          Wood-Ridge, N.J. 07075-0128

Item 2.   Identity and Background.

Item 2(a).     Name of Person Filing:   INTERNATIONAL CRYOGENIC SYSTEMS
CORPORATION

Item 2(b).     Address of Principal Business Office or, if none, residence, and
               Principal Business: 103 Guadalupe Drive, Cibolo, Texas    78108;

CUSIP NO.  77866R101  13D                    Page 3 of 3 Pages

Item 2(c).     Inapplicable

Item 2(d).     Inapplicable

Item 3.        Source and Amount of Funds or Other Consideration.

The source and amount of the funds are corporate purchase by International Cryogenic Systems Corporation and the amount is $1,000,000 dollars, pursuant to an Agreement, dated December 24, 1996. See Item 7. See also Form 8-K, dated January 6, 1997, as filed by International Cryogenic Systems Corporation (Commission File No. 33-19584) incorporated herein by reference.

Item 4.        Purpose of Transaction.

               See Item 3.

Item 5.        Interest in Securities of the Issuer.

               Aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2.

          (a)  Amount beneficially owned:  2,000,000
          (b)  Percent of Class:   33%
          (c)  Number of shares as to which such person has:
               (i)  Sole power to vote or to direct the vote
               (ii) Shared power to vote or to direct the vote
               (iii)Sole power to dispose or to direct the disposition of
               (iv) Shared power to dispose or to direct the disposition of


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               See Item 4.

Item 7.        Material to be Filed as Exhibits.

               7.1 Agreement, dated December 24, 1996, between International Cryogenic Systems Corporation and Rotary Power International, Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8 1997
-------------------
Date                          INTERNATIONAL CRYOGENIC SYSTEMS CORPORATION

                                        /s/Francis L. Simola
                              By:       --------------------------------
                              Title:    President